ORBIS

03024624

Warszawa , 2003-07-02

**United States Securities
and Exchange Commission
Washington D.C. 20549
USA**

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 16/2003.
Best regards

Krzysztof Gerula

Vice-President

dlw 7/18

Current report no 16 /2003

The Management Board of Orbis S.A. hereby conveys information concerning new member of the Supervisory Board:

1. Date of appointment of the person supervising the issuer:
   June 26, 2003.

2. First and last names and age of the person supervising the issuer:
   Justin Mark Chuter, 44 years old, born 7 January 1959

3. Indication of a function served in the issuer's business:
   Member of the Supervisory Board.

4. Education, qualifications and previous posts along with a description of professional career:
   Mr. Chuter is a Director of the Real Estate Opportunities Group of Deutsche Bank AG, London. Since joining the firm in 1999, he has been responsible for the investment management of many of REOG's European investments including those in Central and Eastern Europe. He sits on the Board of Directors of companies in France, Spain, The Netherlands, Luxembourg and the United Kingdom and previously in Sweden and Germany. These investments include the Hotel Arts in Barcelona, Spain and The Caesar Park Penha Longa Hotel near Lisbon in Portugal. Previously, he spent nine years with Lazard Brothers in London, the last three as Chief Operating Officer in the Property Division, where he was responsible for direct property investments of over $400 million. His previous experience includes six years at George Wimpey plc, an international construction company. Mr Chuter received a BA (with Honours) in Business Studies and completed a Corporate Finance programme at the London Business School. He is also a qualified accountant.

Existing board seats	Appointed	
Hotel de la Villa Olimpica SA	28/5/02	
TG Office Spain SA	28/5/02	
Traplaya SL Sociedad Unipersonal	28/5/02	
Wandsworth GP Limited	28/3/00	
Imly BV	1/5/01	
ISM SA	22/5/03	
Hemingway GP No. 4 Limited (HIP)	12/7/01 (Alternate)	
REIB International Holdings Limited	13/4/00	DB Subsidiary
REIB Europe Operating Limited	21/9/99	DB Subsidiary
REIB Europe Investments Limited	13/4/00	DB Subsidiary
REPEG Holdings Lux Sarl	22/5/02	DB Subsidiary

Previous board seats	Appointed	Resigned date
REIB International Operator Ltd	28/8/99	12/4/00 DB Subsidiary
Marine Operator Ltd	28/8/99	12/4/00 DB Subsidiary
Prima Operator Ltd	28/8/99	12/4/00 DB Subsidiary
Samba Operator Ltd	28/8/99	12/4/00 DB Subsidiary
Hamlet Operator Ltd	28/8/99	12/4/00 DB Subsidiary
Deutsche Logistik Immobilien (SVB)	Aug 00	26/6/01
Filo SA	29/11/00	7/2/02
Malon Holding AB	1/9/00	18/9/02 (Alternative)

5. Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

   REOG has an investment in Globe Trade Centre S.A., the Polish property development company but this is not considered to be competitive towards Orbis S.A.

6. Information concerning registration of the person appointed to supervise the issuer contained in the Register of Insolvent Debtors, kept on the basis of the Act on the National Court Registry:

   Not applicable

ORBIS

Warszawa , 2003-07-01

SEC MAIL PROCESSING
RECEIVED
JUL 15 2003
WASH. D.C. 181 SECTION

SEC MAIL PROCESSING
RECEIVED
JUL 14 2003
WASH. D.C. 187 SECTION

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 15/2003.
Best regards

Krzysztof Gerula

Vice-President

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 10301016-08420006

Current report no 15/2003

The Management Board of ORBIS S.A. presents the resolutions, adopted by the Annual General Assembly of Shareholders, held on June 26, 2003:

Resolution No 1

concerning approval of the Management Board's report on the activity of „Orbis" S.A. for the period from January 1, 2002, up till December 31, 2002.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 1 of the Code of Commercial Companies and § 29 section 1 point 1 of the Company's Statutes, it is hereby resolved as follows:

§1

The Management Board's report on the activity of the Company for the period from January 1, 2002, up till December 31, 2002, is hereby approved.

§ 2

The Resolution shall come into force upon its adoption.

Resolution No 2

concerning approval of the financial statements of "Orbis" S.A. for the period from January 1, 2002, up till December 31, 2002.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 1 of the Code of Commercial Companies and § 29 section 1 point 1 of the Company's Statutes, it is hereby resolved as follows:

§1

The financial statements of the Company for the financial year 2002 including:

1. balance sheet prepared as of December 31, 2002, showing the total assets and liabilities figure of PLN 1,377,401,709.69 (say: one billion three hundred seventy seven million four hundred and one thousand seven hundred and nine Polish Zloty and 69 Grosze);
2. profit and loss account for the period from January 1, 2002, up till December 31, 2002, showing a net profit of PLN 31,056,963.89 (say: thirty one million fifty six thousand and nine hundred sixty three Polish Zloty and 89 Grosze);
3. comparative changes in equity, reported as of January 1, 2002, at PLN 1,175,150,211.28 (say: one billion one hundred seventy five million one hundred fifty thousand and two hundred and eleven Polish Zloty and 28 Grosze) and the balance as of December 31, 2002, amounting to PLN 1,170,395,623.94 (say: one billion one hundred seventy million three hundred ninety five thousand and six hundred and twenty three Polish Zloty and 94 Grosze);
4. cash flow statement for the period from January 1, 2002, up till December 31, 2002, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 54,217,471.86 (say: fifty four million two hundred seventeen thousand four hundred and seventy one Polish Zloty and 86 Grosze);
5. additional notes;

are hereby approved.

§ 2

The Resolution shall come into force upon its adoption.

Resolution No 3

concerning division of net profit generated in the financial year ended December 31, 2002.

Acting pursuant to Article 395 § 2 point 2 of the Code of Commercial Companies and § 29 section 1 point 2 of the Company's Statutes, it is hereby resolved as follows:

§1

The net profit generated during the financial year ended December 31, 2002, amounting to PLN 31,056,963.89 (say: thirty one million fifty six thousand and nine hundred sixty three Polish Zloty and 89 Grosze) shall be apportioned to:

1. supplementary capital - in the amount of PLN 14,739,681.17
2. reserve capital - in the amount of PLN 651,100.00
3. dividend - in the amount of PLN 15,666,182.72

§ 2

1. The value of dividend shall be fixed at 34 Grosze per one share.
2. The dividend date shall be August 1, 2003.
3. The dividend shall be paid out on August 22, 2003.

§ 3

The Resolution shall come into force upon its adoption.

Resolution No 4

concerning posting past year's profits brought forward to the Company's equity.

Acting pursuant to § 29 section 2 of the Company's Statutes, it is hereby resolved as follows:

§1

The past year's profits amounting to PLN 69,244,709.70 reported in the balance sheet prepared as of December 31, 2002, are hereby posted to:

1) the supplementary capital, in the amount of PLN 4,568,599.14,
2) the reserve capital, in the amount of 64,676,110.56, i.e. an equivalent of the titles to perpetual usufruct of land, granted to "Orbis" S.A. by virtue of administrative decisions and reported for this first time as the Company's assets, according to the value of the land as of the date of issue of the decision concerning granting the title to perpetual usufruct of the land, which constituted the basis for calculating the fee for perpetual usufruct.

§ 2

1. The value of the reserve capital, referred to in § 1 point 2 may not be posted to supplementary capital, except when the titles to perpetual usufruct of the land are being transferred.
2. A consent is hereby being granted to the Company to post the reserve, as stipulated in point 1, whenever the titles to perpetual usufruct of land are being transferred, correspondingly to the value of such land defined in accordance with § 1 point 2 of this Resolution.

§ 3

The Resolution shall come into force upon its adoption.

Resolution No 5

concerning approval of the annual consolidated financial statements of the Orbis Group prepared as of December 31, 2002 and the Management Board's report on the activity of the Orbis Group for the financial year 2002.

Acting pursuant to Article 395 § 5 of the Code of Commercial Companies and Article 63c section 4 of the Polish Accounting Act of September 29, 1994, (published in the Official Journal of Laws „Dz.U." No 121, item 591, as later amended), it is hereby resolved as follows:

§1

The annual consolidated financial statements of the Orbis Group in Warsaw, prepared as of December 31, 2002, including:

1. consolidated balance sheet prepared as of December 31, 2002, showing the total assets and liabilities figure of PLN 1,463,156 thousand (say: one billion four hundred sixty three million one hundred and fifty six thousand Polish Zloty);
2. consolidated profit and loss account for the period from January 1, 2002, up till December 31, 2002, showing a net profit of PLN 34,583 thousand (say: thirty four million five hundred eighty three thousand Polish Zloty);
3. consolidated comparative changes in equity for the period beginning on January 1, 2002, until December 31, 2002, reporting a decrease of the equity by PLN 1,152 thousand (say: one million one hundred fifty two thousand);
4. consolidated cash flow statement for the period from January 1, 2002, up till December 31, 2002, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 55,470 (say: fifty five million four hundred seventy thousand);
5. additional notes;

are hereby approved.

§ 2

The Management Board's report on the operations of the Orbis Group for the year 2002 is hereby approved.

§ 3

The Resolution shall come into force upon its adoption.

Resolution No 6

concerning granting a vote of discharge to members of the Management Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2002.

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Company's Statutes, it is hereby resolved as follows:

§1

The following members of the Management Board are hereby granted a vote of discharge in respect of performance of their duties as members of the Board in the financial year ended December 31, 2002:

1. Maciej Olaf Grelowski for the period from January 1, 2002, till December 31, 2002;
2. Krzysztof Andrzej Gerula for the period from January 1, 2002, till December 31, 2002;
3. Andrzej Bobola Szułdrzyński for the period from January 1, 2002, till December 31, 2002;
4. Ireneusz Andrzej Węgłowski for the period from January 1, 2002, till December 31, 2002;
5. Yannick Rouvrais for the period from January 1, 2002, till December 31, 2002;
6. Lidia Mieleszko for the period from January 1, 2002, till June 26, 2002;
7. Laurent Picheral for the period from June 26, 2002, till December 31, 2002.

§ 2

The Resolution shall come into force upon its adoption.

Resolution No 7

concerning granting a vote of discharge to members of the Supervisory Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2002.

Acting pursuant to Article 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Company's Statutes, it is hereby resolved as follows:

§1

The following members of the Supervisory Board are hereby granted a vote of discharge in respect of performance of their duties as members of the Board in the financial year ended December 31, 2002:

1. Eli Alroy - for the period from January 1, 2002, up till December 31, 2002,
2. Wojciech Ciesielski - for the period from January 1, 2002, up till December 31, 2002,
3. Sabina Czepielinda - for the period from January 1, 2002, up till December 31, 2002,
4. Wanda Dutkowska - for the period from January 1, 2002, up till December 31, 2002,
5. Michael Harvey - for the period from January 1, 2002, up till December 31, 2002,
6. Janusz Rożdżyński - for the period from January 1, 2002, up till December 31, 2002,
7. Andrzej Saja - for the period from January 1, 2002, up till December 31, 2002,
8. Jean-Philippe Savoye - for the period from January 1, 2002, up till December 31, 2002,

9. David Vely - for the period from January 1, 2002, up till December 31, 2002,

10. David Netser - for the period from January 25, 2002, up till December 31, 2002.

§ 2

The Resolution shall come into force upon its adoption.

Resolution No 8

concerning filling a vacancy in the Supervisory Board.

Acting pursuant to Article 385 § 1 and Article 386 § 2 in conjunction with Article 369 § 3 and § 5 of the Code of Commercial Companies and § 16 section 1 and 2 of the Company's Statutes, it is hereby resolved as follows:

§1

The General Assembly of Shareholders hereby accepts the resignation of David Netser from his function of a Supervisory Board member as from June 25, 2003.

§ 2

In relation to the resignation of David Netser from his function of a member of Orbis S.A. Supervisory Board, the General Assembly of Shareholders hereby appoints Justin Chuter as a member of the Supervisory Board during its V term of office.

§ 3

The Resolution shall come into force upon its adoption.

Resolution No 9

concerning transfer of the title to perpetual usufruct of a plot of land no 22/24 k.m.39, Bogucice Zawodzie zone, with an area of 3422 m^2, located in Katowice at Roździeńskiego street, entered in the land and mortgage register KW 22609, to the Town Office in Katowice.

Acting pursuant to Article 393 point 4 of the Code of Commercial Companies and § 29 section 2 of Orbis S.A. Statutes, it is hereby resolved as follows:

§1

The General Assembly of Orbis S.A. Shareholders hereby grants its consent for the transfer of the title to perpetual usufruct of a plot of land no. 22/24 k.m.39 with an area of 3422 m^2, Bogucice Zawodzie

zone, located in Katowice at Rożdzieńskiego street, entered in the land and mortgage register KW 22609 kept by the District Court in Katowice, to the Town Office in Katowice, without recourse to the tender procedure, for the price of PLN 314.000.

§ 2

The Resolution shall come into force upon its adoption.

Resolution No 10

concerning the transfer of the title to perpetual usufruct of plots of land no. 167/1 and 180/5 with a total area of 815m^2, located in Cieszyn at Motelowa street, land and mortgage register no. KW 51095

Acting pursuant to Article 393 point 4 of the Code of Commercial Companies and § 29 section 2 of Orbis S.A. Statutes, it is hereby resolved as follows:

§1

The General Assembly of Orbis S.A. Shareholders hereby grants its consent for the transfer of plots of land no. 167/1 and 180/5 with a total area of 815m^2 located in Cieszyn at Motelowa street, for which a land and mortgage register no. KW 51095 is kept by the District Court in Cieszyn, without recourse to tender procedure, for the benefit of Mr. W.Prax and Mrs. B. Biernot, and for a price not lower than PLN 9,205.

§ 2

The Resolution shall come into force upon its adoption.

Resolution No 11

concerning the transfer of the title to perpetual usufruct of a part of a real property consisting of a plot of land no 125/3 having an area of 1513 m^2, located in Zegrze Płd, at Rybaki street.

Acting pursuant to Article 393 point 4 of the Code of Commercial Companies and § 29 section 2 of Orbis S.A. Statutes, it is hereby resolved as follows:

§1

The General Assembly of Orbis S.A. Shareholders hereby grants its consent for the transfer of the title to perpetual usufruct of a part of a real property consisting of land located in Zegrze Płd., at Rybaki street, Nieporęt Commune, and composed of plot no 125/3 having an area of 1,513 m^2 registered in the land and mortgage register no KW IV-31362 kept by the District Court in Legionowo, IV Land and Mortgage Registry Division, without recourse to tender procedure, to the General Directorate of Public Roads and Motorways in Warsaw, however, the sale price may not be lower than the market value

appraised by a real property expert, i.e. PLN 79,172.50 plus an additional cost of fencing installed on plot no 125/3 in the form of a wire net installed on a concrete base between the geodetic points "F" – "e 1".

§ 2

The Resolution shall come into force upon its adoption.

Resolution No 12

concerning the transfer of the title to perpetual usufruct of a plot of land no. 23 with the area of 21,555.00 m^2 and a title to buildings erected on that plot of land, owned by Orbis S.A., located in Warsaw at 47 Łopuszańska street.

Acting pursuant to Article 393 point 4 of the Code of Commercial Companies and § 29 section 2 of Orbis S.A. Statutes, it is hereby resolved as follows:

§1

The General Assembly of Orbis S.A. Shareholders hereby grants its consent for the transfer of the title to perpetual usufruct of a plot of land no. 23 with the total area of 21,555.00 m^2 and a and a title to buildings erected on that plot of land, located in Warsaw at 47 Łopuszańska street, in respect of which a land and mortgage register KW 212999 is kept by the District Court for the Capital City of Warsaw, VI Land and Mortgage Registry Division, without recourse to he tender procedure, to "ORBIS Transport Sp. zo.o.", for a price not lower than PLN 7,200,297.00 determined by the real property expert.

§ 2

The Resolution shall come into force upon its adoption.

Resolution No 13

concerning sale of the right to perpetual usufruct of plots of land no 1/5, no 1/159, no 1/160, no 4/6, no 4/13 and no 4/12 having a total area of 28,992 m^2 and the ownership title to the „ORBIS" S.A. buildings situated on these plots, located in Poznań, at 5, Prusimska street.

Acting pursuant to Article 393 point 4 of the Code of Commercial Companies and § 29 section 2 of Orbis S.A. Statutes, it is hereby resolved as follows:

§1

The General Assembly of Orbis S.A. Shareholders hereby grants its consent for the transfer of the title to perpetual usufruct of plots of land no 1/5, no 1/159, no 1/160, no 4/6, no 4/12 and no 4/13 having a total area of 28,992 m^2 and the ownership title to the „ORBIS" S.A. buildings situated on these plots, located in Poznań, at 5, Prusimska street, registered in the land and mortgage register no KW 167966, kept by the District Court in Poznań, Land and Mortgage Registry, by way of unlimited written tender organized in accordance with the Act on Administration of Real Property (published in the journal of laws "Dz.U." of August 29, 1997, as further amended), for an amount not less than PLN 3,897,400.00.

§ 2

The Resolution shall come into force upon its adoption.

Resolution No 14

concerning adoption of the By-Laws of the General Assembly of Orbis S.A. Shareholders

Acting pursuant to § 28 section 2 of the Company's Statutes, the annual General Assembly of Orbis S.A. Shareholders hereby adopts the General Assembly of Shareholders By-Laws in the wording as attached hereto.

APPENDIX to the Resolution no 14

General Assembly of Shareholders Bye-Laws

I. Principles of Registering Persons Authorized to Participate in General Assembly of Shareholders.

§ 1

The following persons may participate in and exercise their voting rights during General Assembly of Shareholders:

a) holders of registered shares, provided that they have been registered in the Company's share register at least a week prior to the date of the General Assembly,
b) holders of bearer shares who have delivered to the Company's headquarters share deposit certificates issued to their name by a brokerage house or a bank keeping the securities account, specifying the number of shares held and declaring that the said shares have been blocked on the account until the closing of the General Assembly.

§ 2

1. Shareholder who is a natural person may participate in the General Assembly of Shareholders and exercise his voting rights either personally or through a proxy.
2. Shareholder who is a corporate body or an organizational unit without a legal personality may participate in the General Assembly of Shareholders and exercise voting rights either through a person authorized to make statements of intention on its behalf or through a proxy.

3. The proxy should be drawn in writing under the sanction of nullity, duly paid and appended to the minutes of the General Assembly. The proxy should be signed by persons authorized to represent the given shareholder in accordance with an except of the proper register or, in case of non-existence of such a register – in accordance with another document specifying persons authorized to represent such a shareholder.
4. A Management Board member or another employee of the Company may not act as a proxy for a shareholder.
5. The provisions of these Rules relating to a shareholder shall apply to its proxy or to another representative.

§ 3

1. The list of attendance at the General Assembly of Shareholders shall contain a list of shareholders – participants at the General Assembly, the number of shares each participant represents and number of votes carried by them.
2. The list of attendance shall be prepared by persons appointed by the Company's Management Board who, when registering a given person on the list, should:
   a) check whether the shareholder is authorized to participate in the General Assembly of Shareholders,
   b) verify the identity of the shareholder on the basis of his personal identity card or another document,
   c) check whether the proxy has been properly executed,
   d) ensure that the shareholder signs the list of attendance,
   e) give to a shareholder a proper magnetic card or another document for voting.

3) Appeals concerning authorization to participate in the General Assembly of Shareholders shall be addressed to the Chairman of the General Assembly of Shareholders, whose decision on this matter is final. Before the election of the Chairman of the General Assembly of Shareholders, appeals concerning authorization to participate in the General Assembly of Shareholders shall be addressed to be resolved by the General Assembly of Shareholders itself.

II. Opening of the General Assembly of Shareholders and Election of its Chairman.

§ 4

General Assembly of Shareholders shall be opened by the Chairman of the Supervisory Board or a person appointed by the Chairman of the Supervisory Board. In the absence of said persons, the President of the Management Board or a person appointed by the Management Board shall open the General Assembly.

§ 5

1. After opening of the session, the General Assembly of Shareholders shall elect the Chairman of the General Assembly from amongst persons authorized to participate in the General Assembly.
2. The Chairman of the Supervisory Board or another person who opens the General Assembly shall putt off any other substantive or formal decisions and shall procure an immediate election of the Chairman of the General Assembly of Shareholders.

§ 6

1. Each shareholder may put forward a candidate for the position of a Chairman. The candidates shall be entered into a list after having declared that they agree to stand as candidates for election. The list of candidates shall be prepared and announced by the person who opens the General Assembly of Shareholders. At the moment the list is read out, it shall be deemed closed.
2. The Chairman shall be elected by way of separate voting for each candidate in an alphabetical order.
3. The person opening the General Assembly of Shareholders shall ensure a proper conduct of the voting and shall announce the results thereof.
4. The person who collected the largest number of votes from amongst all candidates who stood for elections shall become the Chairman of the General Assembly. Should several candidates collect an equal number of votes, the voting shall be conducted again.

§ 7

1. Immediately after his election, the Chairman of the General Assembly of Shareholders shall sign the list of attendance and confirm whether the General Assembly has been properly convened and that it is capable of adopting valid resolutions.
2. Upon request of shareholders holding one-tenth of the initial capital represented at the General Assembly, the list of attendance shall be verified by a committee elected for this purpose, composed of at least three members. The persons making the request are entitled to elect one member of the committee.
3. The provisions of § 19 hereof shall apply correspondingly to election of the committee.

§ 8

1. The list of attendance signed by the Chairman of the General Assembly of Shareholders shall be put on view during the session of the General Assembly.
2. Persons who prepare the list of attendance are obligated to keep monitoring and updating therein the changes in the composition of the General Assembly participants as well as to record the time at which the said changes occurred.
3. A shareholder leaving the room during the course of the session and returning thereto shall notify the persons drafting the list of attendance.

§ 9

1. Upon request of shareholders, the Chairman of the General Assembly of Shareholders shall order the elections of the ballot-counting committee.
2. The ballot-counting committee shall be composed of three members elected by the General Assembly of Shareholders from amongst persons authorized to participate in the said Assembly.
3. Each shareholder may put forward one candidate.
4. The provisions of § 19 hereof shall apply correspondingly to election of the committee.
5. The ballot-counting committee shall elect its Chairman and his Secretary from amongst its members.

§ 10

1. The ballot-counting committee shall ensure a proper conduct of the voting, supervise the computer-backed service of the voting, check and determine the result of the voting and inform the Chairman of the General Assembly of Shareholders thereof, as well as performs other tasks related to the voting procedures.

2. Documents containing the results of the voting shall be signed by all members of the ballot-counting committee and the Chairman of the General Assembly of Shareholders.
3. The documents referred to in section 2 shall be kept in the Company together with the minutes of the General Assembly of Shareholders.

III. The Principles of Conducting the Sessions and Order-Imposing Powers of the Chairman of a General Assembly of Shareholders.

§ 11

1. The Chairman of a General Assembly of Shareholders shall preside over the conduct of the session and shall ensure compliance with the provisions of these Bye-Laws and the agenda.
2. The powers of the Chairman of a General Assembly of Shareholders shall include, in particular:
   a) giving the floor or directing the speaker to discontinue,
   b) giving brief order-imposing directions,
   c) ordering short breaks in the session,
   d) ordering voting and ensuring a proper conduct thereof,
   e) signing documents containing the results of the voting,
   f) resolving uncertainties related to the Bye-Laws.
3. Subject to provisions of § 3 section 3, a shareholder may file with the General Assembly of Shareholders an objection against the decision of the Chairman of the General Assembly. The General Assembly of Shareholders shall finally resolve that the decision of the Chairman be upheld or reversed.

§ 12

1. The Chairman of the General Assembly of Shareholders shall ensure an efficient conduct of the meeting and observance of the rights and interests of all the shareholders.
2. The Chairman of the General Assembly of Shareholders shall counteract in particular the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected.
3. The Chairman of the General Assembly of Shareholders should not, without a sound reason, resign from his function or put off the signing of the minutes of the General Assembly of Shareholders.

§ 13

1. In justified cases, the Chairman of the General Assembly of Shareholders may order a short break in the session of the General Assembly of Shareholders, unless an objection has been voiced by a shareholder.
2. A short break in the session shall mean a break lasting not longer than 30 minutes ordered for procedural or technical reasons related to the agenda of the General Assembly of Shareholders, justified, amongst others, by the need to formulate a motion, drafting the final version of the content of a resolution to be adopted, formulating the wording of an amendment to a resolution, availing of the assistance of the Company's legal counselor or copying materials for shareholders.
3. Short breaks in sessions may not deter shareholders from executing their rights.

4. In case there is a need to announce a break other than that mentioned in section 2, filing an objection by a shareholder against announcement of a short break in a session or a need to prolong a short break, the decision thereon shall be made by the General Assembly.

IV. Principles of Adopting Resolutions, Including Resolutions Concerning Elections.

§ 14

1. The Chairman of the General Assembly of Shareholders should enable each shareholder to voice his opinion on matters included on the agenda, according to the order of requests.
2. The Chairman of the General Assembly of Sharéholders may give the floor to members of the Supervisory Board and of the Management Board, to the speaker presenting a given issue and to invited guests irrespective of whether it is their turn.
3. Debate may be held after presentation of a single item of the agenda or jointly, following the presentation of several items. The decision thereon shall be made by the Chairman of the General Assembly.
4. After closing the debate on each item on the agenda, prior to voting, the Chairman of the General Assembly shall announce the conclusions that have been arrived at and shall determine the order of voting. Voting shall take place according to the order of putting forward motions, unless the General Assembly decides otherwise.

§ 15

1. The Chairman of the General Assembly may give the floor irrespective of the order of speakers when the issue concerns formal matters.
2. Motions on formal matters shall include motions concerning the procedure of conducting the General Assembly, in particular concerning:
   a) restraining, postponement or closing the debate,
   b) closing the list of speakers,
   c) manner of conducting the session of the General Assembly,
   d) ordering a break in the session,
   e) sequence of adopting resolutions,
   f) vote without debate.

§ 16

1. Unless the provisions of the Commercial Companies' Code or the Company's Statutes provide otherwise, resolutions of the General Assembly of Shareholders shall be passed by an absolute majority of votes.
2. If the number of votes cast for a resolution is equal to the number of votes cast against the said resolution and the number of abstaining votes, it is considered that the resolution has not gained the support of an absolute majority.

§ 17

1. Subject to provision of section 2, the voting shall be open.
2. Secret ballot shall be ordered on:
   a) elections and on motions for recalling members of the company's governing bodies and liquidators,

b) motions concerning answerability of members of the company's governing bodies and liquidators,
c) personal matters,
d) upon request of even a single shareholder present at the Assembly.

3. The General Assembly of Shareholders may adopt a resolution concerning waiving the secrecy of voting on matters concerned with electing a committee appointed by the General Assembly of Shareholders.
4. Open voting and secret ballot may be conducted with the use of electronic devices, in a manner specified in the instruction presented by an employee of the company which provides technical services for the General Assembly.
5. During voting, the Chairman of he General Assembly of Shareholders shall first call upon persons voting in favor of the motion to cast their votes, then the Chairman shall request persons voting against to cash their votes, and finally those who abstain from voting.

§ 18

A shareholder may not, either personally or by proxy or as another person's proxy, vote on resolutions concerning his accountability towards the Company on whatever account, including on granting a vote of acceptance to the Company's governing bodies, release from an obligation towards the Company, or a dispute between him and the Company.

§ 19

1. Voting on elections to the Supervisory Board shall be ordered separately for each of the candidates standing for elections, in an alphabetical order.
2. Prior to voting on his election, a candidate should give his consent to stand for election, either in writing or orally.
3. The list of candidates shall be drawn and announced by the Chairman of the General Assembly of Shareholders. At the moment the list is announced, it shall be considered closed.
4. Candidates for whom the largest number of votes has been cast shall be successively appointed for vacancies to be filled.
5. If an equal number of votes have been cast for the candidates or if not all the vacancies have been filled, the Chairman of the General Assembly of Shareholders shall order a supplementary vote relating to, in the first case, those candidates for whom an equal number of votes has been cast and, in the latter case, the remaining candidates.

§ 20

1. If a motion referred to in Article 385 § 3 of the Commercial Companies' Code has been tabled, the election of the Supervisory Board shall take place by way of separate voting groups pursuant to provisions of § 21 – § 25 hereof.
2. The procedure specified in section 1 shall not apply to members of the Supervisory Board elected pursuant to provisions of § 16 section 3 of the Company's Statutes by the employees of the Company.

§ 21

1. The Chairman of the General Assembly of Shareholders shall announce the number of shares represented at the General Assembly and shall then conclude how many shares are needed to be entitled to elect one member of the Supervisory Board.
2. The Chairman General Assembly shall request the participants of the General Assembly to form groups required for voting by separate groups.
3. Persons casting votes in a single group vote shall not participate in the elections of Supervisory Board members by other voting groups nor shall they be allowed to participate in the voting conducted pursuant to § 25 hereof.

§ 22

1. One member of the Supervisory Board may be elected by a separate group composed of participants of the General Assembly holding at least the number of shares obtained by dividing the total number of shares represented at the General Assembly by the number of the Supervisory Board members determined to be elected; whereas no fraction parts of shares are allowed.
2. A group may elect more than one member of the Supervisory Board, provided that it has gathered a respective multiple of the number of shares required to elect one member of the Supervisory Board.

§ 23

1. A group of General Assembly participants shall be formed at the time of drawing the list of shareholders who constitute such a group and delivery of this list to the Chairman of the General Assembly. The list shall contain name and surname of the shareholder, his business name, the number of shares represented by each shareholder and signatures of all the participants of a group.
2. The Chairman shall designate groups by successive numbers or letters according to the sequence of registering the group.
3. Having collected the lists from all the groups participating in voting groups and signing thereof, the Chairman of the General Assembly shall declare each group's entitlement to elect a specified number of Supervisory Board members and shall then order voting by separate groups.

§ 24

1. Participants of each group have the right to put forward their candidates for members of the Supervisory Board in their group.
2. Candidates for members shall be put forward orally in alphabetical order.
3. Candidates shall give their consent to stand for election, either by way of a written or oral statement.
4. The provisions of § 19 hereof shall apply accordingly.

§ 25

1. If groups formed for the purpose of electing members of the Supervisory Board do not elect the Supervisory Board members in a number determined by the General Assembly of Shareholders, then the vacancies which remained after this type of voting shall be filled by votes cast by those participants of the General Assembly of Shareholders who did not form a separate voting group in order to elect members of the Supervisory Board.

2. Elections referred to in section 1 shall be conducted on general terms. The provisions of § 19 hereof shall apply accordingly.

§ 26

1. The Chairman of the General Assembly shall enable to each shareholder who voted against a resolution to make an objection and to provide a concise reason for the said objection.
2. A resolution of the General Assembly of Shareholders not to consider a matter placed on the agenda may be adopted only if it is supported by sound and valid reasons. A relevant motion to this effect should be accompanied by a detailed justification.

§ 27

The Chairman closes the General Assembly of Shareholders after having exhausted all the items on the agenda.

§ 28

1. The minutes of the General Assembly of Shareholders are prepared by a notary.
2. The minutes should in particular specify the number of votes cast in favor of passing a given resolution and against its adoption as well as the number of abstaining votes.
3. Upon shareholder's request, the Chairman of the General Assembly shall enable a written statement of this shareholder to be included in the minutes of the Assembly.

V. Third Party Participation in the General Assembly of Shareholders

§ 29

1. Apart from shareholders and their proxies, the following entities have the right to participate in the General Assembly of Shareholders: members of the Company's Supervisory Board and of the Management Board, authorized representative of the Securities' and Exchanges' Commission.
2. The following entities may participate in the General Assembly of Shareholders: employees of the Company authorized by the Management Board whose participation is necessary due to the scope of matters discussed at the General Assembly, persons providing technical backup and organizational service to the General Assembly, as well as other invited entities, in particular advisers, representatives of the auditor in charge of auditing the Company's financial statements.
3. Subject to section 4, the session of the General Assembly of Shareholders may be attended by representatives of the press & media.
4. Upon request of even a single shareholder, the General Assembly of Shareholders may adopt a resolution that the session of the General Assembly of Shareholders or a specified part thereof shall be conducted in the absence of press & media representatives. The request to this effect shall be filed along with a short justification thereof.

VI. Amendments to the General Assembly of Shareholders Bye-Laws and Miscellaneous Provisions

§ 30

1. The Bye-Laws of the General Assembly of Shareholders shall come into force at the moment of opening the session of the next General Assembly of Shareholders after its adoption.
2. All and any amendments to the Bye-Laws of the General Assembly of Shareholders shall be binding as from the next General Assembly of Shareholders which passed the amendments of the Bye-Laws.

§ 31

The provisions of the Commercial Companies' Code and the Company's Statutes shall apply to matters not regulated herein.

Resolution No 15

concerning applying in Orbis S.A. the principles of corporate governance contained in the document "Best Practices in Public Companies 2002".

Having been familiarized with the position of the Management Board and the Supervisory Board of the Company expressed in particular in the Resolution no 13 of the Company's Management Board dated June 10, 2003, and Resolution no 59/V/2003 of the Supervisory Board dated May 28, 2003, the annual General Assembly of Orbis S.A. Shareholders hereby decides to adopt the "Best Practices in Public Companies 2002" outlining the principles of corporate governance for joint-stock companies which issue shares or bonds with a priority warrant admitted to public trading, together with a commentary defining the manner of compliance by Orbis S.A. contained in an appendix hereto and the General Assembly of Orbis S.A. Shareholders recommends that these principles be applied by the Company's governing bodies.

APPENDIX to the Resolution no 15

	PRINCIPLE	YES/ NO	ORBIS S.A. COMMENTS
GENERAL PRINCIPLES			
I.	**Objective of the Company** The basic objective of operations of a company's authorities is to further the interest of the company, i.e. to increase the value of the assets entrusted by its shareholders, with consideration to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees.	YES	
II.	**Majority Rule and Protection of Minority** A joint-stock company is a capital venture, and, therefore, it must respect the principle of capital majority rule, and the primacy of majority over minority. A shareholder who contributed bigger capital also bears a higher economic risk. It is, therefore, justified that his interest be taken into consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by the law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.	YES	*The Orbis S.A. Supervisory Board is composed of ten members: seven representatives of shareholders elected by the General Assembly of Shareholders, including two persons elected by voting groups, and three employees of the company elected on the basis of the Act of August 30, 1996, on Commercialization and Privatization as well as by virtue of the Company's Statutes adopted in consequence of the said Act. No majority shareholder can be distinguished in the Company's shareholding structure. Orbis S.A. also adheres to the principle of proportionality of profits and losses. The dividend was paid to the shareholders for the year 2001 and it is planned to pay the dividend for the year 2002.*

III.	**<u>Honest Intentions and No-Abuse of Rights</u>** The exercise of rights and the reliance on legal institutions should be based on honest intentions (good faith) and cannot reach beyond the purpose and economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set and, thus, constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority should be protected against abuse by the minority of its rights, thus, ensuring the best protection of equitable interests of the shareholders and other market participants.	YES	*In practice, the functioning of the Company's governing bodies is based on the principle of respecting the legal institutions and justified interest of individual shareholders of the Company. The Company's governing bodies declared their intent to adhere to this principle.*
IV.	**<u>Court Control</u>** The company's authorities and persons chairing a general meeting cannot decide on issues which should be resolved by court judgments. This does not apply to activities which are within the powers of the company's authorities and persons chairing general meetings or which they are obliged to undertake by force of law.	YES	*The Company's governing bodies and persons chairing the General Assembly of Shareholders shall act within the limits of their powers defined by the law and shall refrain from actions which should be performed by court authorities. In addition, compliance with this principle has been reinforced by a relevant clause in the Bye-Laws of the General Assembly of Shareholders.*
V.	**<u>Independent Opinions Ordered by the Company</u>** When choosing an entity which is to provide expert services, including, in particular, the services of an expert auditor, financial and tax advisory services, as well as legal services, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.	YES	
BEST PRACTICES OF THE GENERAL ASSEMBLY OF SHAREHOLDERS			
1.	A general meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.		

		YES	
2.	A request for convening a general meeting and placing certain issues on its agenda, made by parties entitled to do that, should be justified. Draft resolutions proposed to be adopted by the general meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the supervisory board prior to the general meeting, in advance so as to allow them to review and evaluate the same.	YES	
3.	The general meeting convened at the request of shareholders should be held on a date given in the request, and if this date cannot be kept, on the closest date which will allow the general meeting to settle the issues placed on its agenda.	YES	
4.	A general meeting whose agenda includes certain issues at the request of authorized entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a general meeting may be cancelled if its holding is hindered (force majeure) or is obviously groundless. The meeting is called off in the same manner as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any case no later than three weeks prior to the original date of the meeting. A change in the date of the general meeting is made in the same manner as the cancellation, even if the proposed agenda does not change.	YES	
5.	In order for a representative of a shareholder to participate in a general meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a general meeting is in conformity with the law and does not require any additional confirmations and acknowledgement unless its authenticity or validity *prima facie*	YES	

	raises doubts of the company's management board (upon drawing-up the attendance list) or the chairman of the general meeting.		
6.	The general meeting should have regular by-laws setting forth the detailed principles of conducting the meetings and adopting resolutions. The by-laws should contain, in particular, provisions concerning elections, including elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent changes; it is advisable that the changes enter into force as of the subsequent general meeting.	YES	
7.	A person opening the general meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.	YES	
8.	The chairman of the general meeting ensures an efficient conduct of the meeting and observance of the rights and interests of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected. The chairman should not, without sound reason, resign from his function, or put off the signing of the minutes of the meeting.	YES	
9.	A general meeting should be attended by members of the supervisory board and the management board. An expert auditor should be present at an annual general meeting and at an extraordinary general meeting if financial matters of the company are to be discussed thereat.	YES	*According to the Rules of the Supervisory Board and the Rules of the Management Board, members of the Supervisory Board and the Management Board of the Company participate in the General Assemblies of Shareholders.* *In case of the Supervisory Board, its representatives, appointed from amongst its members, with due regard to the nature of the issues discussed at the Assembly shall be present at the General Assembly of Shareholders* *According to the Rules of the Management Board the President of the Management Board and members of the Management Board relevant from a point of view of division*

			of powers and the scope of matters to be discussed at the General Assembly shall be present each time at the General Assembly of the Company's Shareholders. *A clause imposing upon the licensed auditor the obligation to be present during General Assemblies of Shareholders, if financial matters of the company are to be discussed thereat, will be incorporated each time into the agreement with the entity providing the services of a licensed auditor.*
10.	Members of the supervisory board and the management board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the general meeting, provide the participants of the meeting with explanations and information concerning the company.	YES	
11.	All answers provided by the management board to the questions posed by the general meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and certain information cannot be provided otherwise.	YES	
12.	Short breaks in the session which do not defer the session, ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the rights by the shareholders.	YES	
13.	Voting on issues placed on the agenda may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights.	NO	Provisions of the Code of Commercial Partnerships and Companies do not contain a precise definition of the notion of „procedural matters" and article 404 allows for the adoption of resolutions on procedural matters even if they were not included on the agenda. However, the contents of Principle 13 restrict the catalogue of motions on procedural matters that may be submitted in the course of debates of the General Assembly. *In the Company's opinion, in practice the emergence of a*

			procedural (formal) matter that may go beyond the substantive scope of Principle no 13, cannot be excluded. This is one of the reasons why the enumeration of procedural (formal) matters in the Rules of the Debates of the General Assembly is of exemplary nature.
14.	A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by sound reasons. A motion in this respect should be accompanied by a detailed justification. The general meeting cannot adopt resolutions to remove an item from the agenda or not to consider an issue placed on the agenda at the request of the shareholders.	NO	*The clauses of the Bye-Laws of the General Assembly of Shareholders provide that all the maters placed on the agenda should be discussed at the General Assembly.* *A resolution of the General Assembly of Shareholders not to consider an issue placed on the agenda may be adopted only if it is supported by sound and valid reasons. A motion in this respect should be accompanied by a detailed justification.* *In the Company's opinion the unconditioned prohibition of removing an item from the agenda placed at the request of the shareholders goes too far. There may happen the circumstances, when a motion of a shareholder to place a particular matter on the General Assembly agenda is not justified or the shareholder ceased supporting it and in this case it is in the interest of the shareholders and the Company not to consider such a motion. With respect to the above the Company cannot declare to follow in practice this part of the Rule no 14.*
15.	A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.	YES	
16.	Due to the fact that the Code of Commercial Companies does not provide for court control in the event where a resolution is not adopted by the general meeting, the management board or the chairman of the meeting should form the resolutions in such a way that each person who does not agree with a decision	NO	*The text of resolutions adopted by the General Assembly is decided by the Company's shareholders who have the right to submit amendments or present their own draft resolutions. In practice, it is difficult to formulate each resolution to be adopted in a manner compliant with the contents of the said*

	being the subject of the resolution, have the possibility of challenging the same; provided that he is entitled to do so.		*rule. There exist a wide category of issues where the result in the form of a lack of a resolution in case the required majority of votes is not achieved is natural. This can be exemplified by a resolution concerning the dismissal of a member of the Supervisory Board. As a consequence, in certain cases observance of that principle may lead to a situation where a draft of a resolution distorts the substance of a solution subjected to the General Assembly's decision, exclusively in order to enable the shareholders voting against to challenge the resolution.* *In the Company's opinion, the provisions of the Polish Code of Commercial Partnerships and Companies concerning the challenging of resolutions of the General Assembly are complete and properly protect the interests of shareholders who disagree with the essence of the solution being the subject matter of the resolution.* *It should be borne in mind that, in accordance with the provisions of the Polish Code of Commercial Partnerships and Companies, challenging of a decision may result in its annulment or invalidation. And therefore, the purposefulness of challenging resolutions that do not contain significant contents, formulated predominantly to enable the challenging of these resolutions is doubtful. The above presented reasons substantiate the non-application by the Company of Principle No 16.*

17.	At the request of a participant in the general meeting, his written statement is recorded in the minutes.	YES	
BEST PRACTICES OF THE SUPERVISORY BOARDS			
18.	The supervisory board submits to the general meeting an annual concise evaluation of the company's standing. The evaluation should be part of the annual report of the company, made available to all shareholders early enough to allow them to become acquainted with the same before the annual general meeting.	YES	*The Company's Supervisory Board acting in accordance with its Rules shall evaluate the situation of the Company after the end of each financial year, in particular, it shall evaluate the financial standing of the Company and its development perspectives. This evaluation is presented to the Annual (Ordinary) General Assembly of Shareholders. The Management Board of the Company shall include the contents of the Supervisory Board resolution containing the above-mentioned evaluation in the report announced to the public at least 8(eight) days prior to the date of the General Assembly. Due to the fact that according to the practice adopted in the Company the audit of the financial statements is conducted during the first quarter of the financial year, the above mentioned evaluation is not incorporated into the contents of the annual report.*

19.	A member of the supervisory board should have relevant education, professional and practical experience, be of high morale and be able to devote all time required to properly perform the function on the supervisory board. Candidates for members of the supervisory board should be presented and supported by reasons in sufficient detail to allow an educated choice.	**NO**	*Candidates for members of the Supervisory Board are put forward and their applicability justified in detail in a manner ensuring a premeditated election at the time of a General Assembly of Shareholders.* *It should, however, be borne in mind that in Principle no 19 imprecise and inaccurately formulated notions were applied, which allows for quite a wide and free interpretation. The application of that principle in practice and its implementation in the Company's internal regulations is, for the above presented reasons, to a large extent rendered difficult.* *In case of Supervisory Board members elected from amongst employees, their election is conducted by way of direct, secret and uniform vote. The result of the vote is binding upon the General Assembly.*
20.	(a) At least one-half of members of the supervisory board should be independent members. Independent members of the supervisory board should not have any relations wit h the company and its shareholders or employees, which relations could have significant impact on the ability of the independent member to make impartial decisions. (b) Detailed criteria of independence should be laid down in the statutes of the company. (c) Without consent of at least one independent member of the supervisory board, no resolutions should be adopted on the following issues: - performances of any kind by the company and any entities associated with the company in favor of members of the management board; - consent to the execution by the company or its subsidiary of a key agreement with an entity associated with the company, member of the supervisory board or the management board, and with their associated entities; and - appointment of an expert auditor to audit the financial statements of the company. *The above rule may be implemented by the company on a*	NO	*In accordance with the Statutes of Orbis SA, the Supervisory Board consists of 10 members. The Statutes of the Company provides for the employees' right (under the Act on Commercialization and Privatization of State-Owned Enterprises) to appoint three Supervisory Board members. This right is exercised in a separate voting, the results of such voting being binding on the General Shareholders Meeting. The remaining posts at the Supervisory Board are filled in the manner stipulated in the Statutes of the Company and the Commercial Company Code. At present, besides persons representing Orbis SA employees, the Supervisory Board also consists of two persons elected by shareholders by group voting. The Statutes of Orbis SA do not stipulate the independency criteria for Supervisory Board members.* *In the present situation, compliance by Orbis SA with Rule No. 20 would result in an impairment of the general rule of proportional protection of interests of each of Orbis SA's shareholders.*

	date different than that for the remaining rules of the set, but no later than by the end of 2004.		
21.	A supervisory board member should, most of all, bear in mind the interests of the company.	YES	
22.	Members of the supervisory board should take relevant actions in order to receive from the management board regular and complete information on any and all significant issues concerning the company's operations and on the risk related to the carried out business and ways of managing such risk.	YES	
23.	A supervisory board member should inform the remaining members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.	NO	*The text of Principle 23 does not define the notion of „conflict of interests". It is, therefore, understood by the Company as a wide notion, pertaining to various facets and relations, from which such a conflict may result. The Company is of the opinion that in the case where one of the shareholders is a so-called sectoral investor and there are members of the Supervisory Board who are related to that shareholder, the conflict of interests of a corporate nature arising out of that type of relations is of an immanent character. The same applies in the case of Orbis S.A. The existence of that type of conflicts of interest cannot, however, lead to the non participation of persons related to the investor in the works of the Supervisory Board.* *The Principle No 23 is adhered to in the Company in respect of conflict of interests of a personal character.* *The Principle No 23 cannot, however, be fully adhered to by the Company for the reasons stated above.*
24.	Information on personal, actual, and organizational connections of a supervisory board member with a given shareholder, and, in particular, with the majority shareholder, should be available to public. The company should have a procedure in place for obtaining information from members of the supervisory board and for making it available to the public.	NO	*After electing a given person as a member of the Orbis S.A. Supervisory Board, the Company conveys the information, in the form of a current stock exchange report, within the scope required by regulations governing the public trading in securities. Conveying information, as recommended in Principle 24 is not – in the opinion of the Company Management Board – possible due to a too general and imprecise expressions concerning the relation between the member of the Supervisory Board and a shareholder.*

25.	Supervisory board meetings, save for issues which directly concern the management board or its members, and, in particular, removal, liability, and setting remuneration, should be accessible and open to members of the management board.	YES	
26.	A supervisory board member should enable the management board to present publicly and in appropriate manner information on the transfer or acquisition of the shares of the company or of its dominant company or a subsidiary, and of transactions with such companies, provided that such information is relevant for his financial standing.	NO	*Provisions of the Regulation of Council of Ministers on information obligations of Companies precisely specify information obligations in respect of transactions concluded by, among others, members of the Supervisory Board. However, in the contents of Principle 26, an imprecise and inaccurately defined expression was applied (the relevance of the transaction for the financial standing of a member of the Supervisory Board), which allows for wide and free interpretation. The application of this principle in practice and its implementation in Company's internal regulation is, for the above reasons, to a large extent rendered difficult.*
27.	Remuneration of members of the supervisory board should be fair, but should not constitute a significant cost item in the company's business or have material impact on its financial results. The remuneration should be in reasonable relation to the remuneration of members of the management board. The aggregate remuneration of all members of the supervisory board should be disclosed in the annual report.	NO	*In accordance with the Company's internal regulations, the remuneration of members of the Supervisory Board is determined by shareholders by way of voting at the General Assembly. In the Management Board's opinion, in Principle 27 imprecisely and inaccurately defined expressions were applied which allows for quite a wide and free interpretation. Therefore, the application of this principle in practice and its implementation in the Company's internal regulations is to a large extent rendered difficult. The aggregate remuneration of all members of the Supervisory Board is disclosed in the annual report.*
28.	The supervisory board should operate in accordance with its by-laws which should be available to the public.	YES	
29.	The agenda of a supervisory board meeting should not be amended or supplemented during the meeting which it		Rules concerning the establishment of the agenda of the meeting of the

	concerns. This requirement does not apply if all members of the supervisory board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the supervisory board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between a supervisory board member and the company.	NO	Supervisory Board shall be defined in the Supervisory Board Rules, in accordance with which the invitation to the meeting along with the agenda is sent at least 7 days in advance, unless all the members of the Supervisory Board agree to shorten that period. This rule may be deviated from if all members of the Supervisory Board are present at the meeting and grant their consent for the adoption of important resolutions. In the Management Board's opinion, the term "changes" in the agenda may also be interpreted as lack of opportunity to give op the consideration of a particular item on the agenda which, in certain cases, could hamper the functioning of the Supervisory Board. *On the other hand, a very general statement concerning the necessity to take actions to protect the Company against damage, allows for a far too free interpretation of such a situation and may in practice lead to disputes connected with the proper understanding of contents of Principle no 29.*
30.	A supervisory board member delegated by a group of shareholders to permanently exercise supervision should submit to the supervisory board detailed reports on the performance of his task.	NO	Supervisory tasks performed by a member of the Supervisory Board, referred to in Principle 30, cannot replace the supervisory duties vested in the Supervisory Board. Provisions of the Code of Commercial Partnerships and Companies empower particularly a member of the Supervisory Board delegated to exercise permanent supervision to participate in the meetings of the Management Board in the advisory capacity. The Code does not contain any provisions concerning the obligation to report on the performance of tasks by members of the Supervisory Board. The regulation, as proposed in Principle no 30, may in practice lead to the assessment – by the Supervisory Board - of the supervision exercised by a delegated member. It seems that in accordance with the provisions of the Code of Commercial Partnerships and Companies, such an assessment may be made exclusively by shareholders who have designated that member of the Supervisory Board to exercise individual supervision. There is no precise definition of how the term "precise nature of reports" should be understood. Consequently, the application of that principle may lead to doubts as to

			the scope of responsibilities of a delegated person and the manner of exercising the supervision.
31.	A supervisory board member should not resign from his function during a term of office if this could render the functioning of the board impossible, and, in particular, if it could hinder the timely adoption of an important resolution.	YES	
BEST PRACTICES OF THE MANAGEMENT BOARDS			
32.	Bearing in mind the interest of the company, the management board sets forth the strategy and the main objects of the company's operations, and submits them to the supervisory board. The management board is liable for the implementation and performance of the same. The management board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with the legal regulations and best practice.	YES	
33.	While making decisions on corporate issues, members of the management board should act within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable opinion of the management board, should be taken into account in a given case in view of the company's interest. While determining the interest of the company, one should keep in mind the justified in long-term perspective interests of the shareholders, creditors, employees of the company and other entities and persons cooperating with the company, as well as the interests of local community.	YES	
34.	In transactions with shareholders and other persons whose interests have impact on the interest of the	YES	

	company, the management board should act with utmost care to ensure that the transactions are at arms' length.	-	
35.	A management board member should display full loyalty towards the company and avoid actions which could lead to implementing exclusively own material interest. If a management board member receives information on the possibility of making an investment or another advantageous transaction concerning the objects of the company, he should present such information immediately to the management board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the management board and only when this does not infringe the company's interest.	YES	*Members of the Management Board display full loyalty towards the company and avoid actions which could lead to implementing exclusively their own material interest, as confirmed in a declaration of the Management Board members thereon.*
36.	A management board member should treat his shares in the company and in its dominant companies and subsidiaries as a long-term investment.	YES	*The preset members of the Company's Management Board declared their intention to comply with this principle. Abandonment of this principle may take place only under special circumstances, justified by a personal situation of a given Management Board member.*
37.	Management board members should inform the supervisory board of each conflict of interest in connection with the performed function or of the risk of such conflict.	YES	*According to the Rules of the Management Board, Management Board members are obligated to inform the Supervisory Board through the President of the Management Board of each and any conflict of interest in connection with the performed function or of the risk of such conflict.*

38.	The remuneration of management board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be in reasonable relation to the economic results, and be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management boards in similar companies in a similar market.	YES	*Members of the Management Board shall collect their remuneration according to the terms and in the amount determined by the Supervisory Board.*
39.	The aggregate remuneration of all members of the management board should be disclosed and itemized in the annual report. If the amount of remuneration of individual members of the management board significantly differs, it is recommended that a relevant explanation be published.	YES	
40.	The management board should lay down the principles and procedure of operations and allocation of powers in the by-laws which should be open and generally available.	YES	

BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND EXTERNAL INSTITUTIONS

41.	The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.	YES	*The Company applies a general procedure aimed at ensuring independence of external contractors performing certain services for the Company, including the services of a licensed auditor.* *The entity providing the services of a licensed auditor shall file a declaration that it complies with the statutory criteria of impartiality and independence prior to commenting the audit of the Company's financial statements and after the end of such audit.* *Moreover, the Company adheres to a principle whereby the entity providing the services of a licensed auditor may not provide the other services to the Company, unless a proper governing body of the Company grants its consent.*
42.	In order to ensure proper impartiality of opinion, the company should change the expert auditor at least once every five years.	YES	
43.	The expert auditor should be selected by the supervisory board or general meeting of the company, upon receiving recommendations from the supervisory board.	YES	*According to the provisions of the Company's Statutes, the powers of the Supervisory Board include the selection of the entity to perform the services of a licensed auditor.*
44.	An auditor auditing annual accounts of a company or its subsidiaries cannot act as a special purpose auditor for the same company.	YES	
45.	A company should acquire its own shares in such a way that no group of shareholders be privileged.	YES	*So far the Company did not acquire its own shares.* *The Management Board of the Company declares that in case such transaction was to be effected, it shall undertake all efforts to ensure that no shareholder group is privileged.*
46.	The statutes of the company, its basic internal regulations, information and documents related to general meetings, and the financial statements should be made available in the registered office of the company and on its website.	YES	*The following documents are available at the WWW site www.orbis.pl : the Statutes, the Rules of the Management Board and the Supervisory Board, resolutions of the General Assembly of Shareholders, information concerning the business profile of the Company and of the Orbis Group, the Company's governing bodies,*

			shareholding structure, current reports and stock exchange reports.
47.	The Company should have proper media relations procedures and regulations and an information policy, ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests, make available to mass media representatives information on its current operation and business, standing, and enable their presence at general meetings.	YES	*The Company drafted the principles of its relations with the press & media and principles of conducting the information policy.* *Applying these principles, the Management Board of the Company (and its press spokesperson) ensure that the representatives of the press&media are supplied with reliable information concerning the current operations of the Company, its business standing, however, subject to a reservation that the reporting obligations of a public company are performed in a manner provided for in the provisions of the Law on Public Trading in Securities.* *According to the Bye-Laws of the General Assembly of Shareholders, representatives of the press&media may participate in the sessions of the General Assembly of Shareholders. However, in the justified cases their presence during the entire session of the General Assembly of Shareholders or during its part may be excluded by the General Assembly of Shareholders.*
48.	In its annual report, a company should make public its statement on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publicly explain this fact.	YES	